UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1SA

☑ SEMIANNUAL REPORT PURSUANT TO REGULATION A

or

☐SPECIAL FINANCIAL REPORT PURSUANT TO REGULATION A

For the fiscal semiannual period ended: December 31, 2016

SANZ SOLUTIONS, INC.

(Exact name of issuer as specified in its charter)

FLORIDA	47-5532100
State or other jurisdiction of incorporation or organization	(I.R.S. Employer Identification No.)

7950 NW 53rd St Suite 337

Miami, FL 33166

(Full mailing address of principal executive offices)

(941) 347-7980

(Issuer’s telephone number, including area code)

Item 1.    MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

This Semiannual Report contains forwardlooking statements. All statements other than statements of historical fact are, or may be deemed to be, forwardlooking statements. Such forwardlooking statements include statements regarding, among others, (a) our expectations about possible business combinations, (b) our growth strategies, (c) our future financing plans, and (d) our anticipated needs for working capital. Forwardlooking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “will,” “should,” “expect,” “anticipate,” “approximate,” “estimate,” “believe,” “intend,” “plan,” “budget,” “could,” “forecast,” “might,” “predict,” “shall” or “project,” or the negative of these words or other variations on these words or comparable terminology. This information may involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from the future results, performance, or achievements expressed or implied by any forwardlooking statements. These statements may be found in this Semiannual Report.

These condensed financial statements for the six months ended December 31, 2016 should be read in conjunction with the audited financial statements and related notes for the fiscal year ended June 30, 2016, contained in the Company’s Regulation A Offering Circular on Form 1A, first filed with the Securities and Exchange Commission on October 6, 2016, as subsequently amended as of March 9, 2017.

We caution you therefore that you should not rely on any of these forwardlooking statements as statements of historical fact or as guarantees or assurances of future performance. All forwardlooking statements speak only as of the date of this Semiannual Report. We undertake no obligation to update any forwardlooking statements or other information contained herein.

Sanz Solutions, Inc. ("Sanz," "we," "us," "our," or the "Company") is a Florida corporation incorporated on November 9, 2015, to offers shared service solutions for small businesses that provide routine services for residential and commercial clients specifically focused on the janitorial, cleaning, lawn care and maintenance industries.

Sanz Solutions provides a multitude of programs and benefits to assist independent business owners and small companies better service their clients.  By pooling resources, these companies are able to access professional expertise, guidance and services that would otherwise be cost prohibitive. The company's initial service center will be located in Miami Lakes, Florida.  Intended services offered at Sanz Solutions' centers include communications, marketing, public relations, administrative, accounting, financial, tax, information technology, human resources, and legal services.

Sanz Solutions target market is the janitorial, construction, cleaning, lawn care and maintenance industries because this market is primarily comprised of independent business owners and small companies who lack the resources to obtain the professional expertise and guidance necessary to ensure company growth and success.

Industry and Competition

Janitorial and Cleaning Industry

The cleaning industry can be roughly divided into residential cleaning, commercial janitorial services, specialty cleaning and laundry/dry cleaning services. In 2015 there were approximately 875,000 businesses employing about 3.5 million people.

The industry as a whole is very susceptible to economic downturns and suffered when revenue fell 5.3% in 2008 and another 6.1% in 2009. General cleaning services, and particularly residential services, are considered to be an expendable luxury during financial difficulties. However the industry as a whole has strengthened over the past few years, and in 2015 generated $51 billion in revenue.  Strong economic activity is forecast for the next 5 years as well, and the Bureau of Labor Statistics is predicting job growth of about 6% from 2014 levels to 2020.

Lawn Care and Maintenance Industry

This industry includes landscape and lawn maintenance, landscape contractors, landscape architects, irrigation contractors, and lawn and landscape product suppliers. The landscape industry in the United States employs almost 1.6 million workers and generates almost 959,000 jobs in other industries. The landscape services industry has annual revenues of $78 billion, annual growth of 3.9%, employs 969,257 people, and represents 474,237 businesses. It is estimated that the lawn care services sector alone generates about 704,000 jobs and $35.6 million in value-added services annually in the US.

Over the five years to 2016, growth in the domestic housing and property markets have led to greater demand for landscaping services. Over the next five years, steady per capita disposable income growth is projected to encourage households to continue outsourcing yard care. Moreover, general economic recovery will likely boost commercial expansion, driving the need for industry operators that can maintain large corporate and resort campuses.

However, this industry is highly fragmented and the top 50 lawn care services companies generate about 15% of the total revenue in the industry, and the remaining 75% percent of the lawn care / landscaping industry is driven by small business owners.

Challenges to Small Businesses Competing in Service Industries

The janitorial industry and the lawn care industry are both service oriented industries that are overwhelmingly comprised of small independently owned small businesses. Small businesses in the service industry face specific challenges which attribute to nearly half of all new companies failing within the first year and 75% within five years. Lack of proper tools and resources to handle these challenges results in the average cleaning company losing up to 55% of their customer base every year due to poor service.

Many small business owners face unsurmountable difficulties and challenges as they pursue their business model.  Such times when these entrepreneurs need expert advice, guidance, and assistance from business professionals, they lack the resources to engage the help required.  Without proper guidance, access to best practices and proper information, these owners struggle or completely fail.

In these industries, a majority are run by less than 5 employees and require the owner to focus on areas outside of their scope of expertise and away from areas that promote growth and customer retention.

Time Management

One of the largest factor contributing to the downfall of a small business is the lack of time management.  Small business owners perform several tasks that can take up time on their daily schedule. Entrepreneurs often find it difficult to balance a schedule that includes sales and marketing activities, the search for financing, product development, accounts payable, accounts receivable and business development. Generally these items are not the entrepreneurs strongest skill sets, and as such, take the owner longer to complete, and are done without the care and diligence of a professional in that field.  If a small business owner is unable to hire help in these areas, it can be difficult to give every aspect of the business the attention it requires.

Employee Training & Turnover

Small operators also suffer from employee turnover, and poor staff training.  Poor staff training is especially damaging to this industry as customer service and retention is key to success. Training and ongoing training are crucial in order for a cleaning company to survive and thrive.  However, high employee turnover creates an ongoing obstacle to proper staff training.  Small businesses struggle to attract and keep top talent that can help them move ahead. Employment packages that include health benefits, vacation days, sick days and profit sharing are common with larger corporations. Small businesses have a problem competing with these kinds of employment benefits. Higher wages from larger corporations also attract employees away from small businesses and make it difficult for small businesses to reduce employee turnover.

Accounts Receivable

Small businesses in the service industry are also susceptible to accounts receivable delays that can cripple the company if not handled properly.  Many of these businesses lack the resources to offer advanced technology payment solutions or a dedicated accounts receivable department to ensure proper and timely payment needed to maintain cash flow. Slow collections can be detrimental to the continued operations of a small service business.  The service industry is especially vulnerable to this area, as the company typically outlays the cost for the service - ie the labor and supplies, and does not collect until after the job is complete.  Small businesses must pay for the labor costs and supplies to complete a job even if the client does not.  Small businesses can run out of capital very quickly if finances are not budgeted properly and if clients delay payment.

Marketing

Marketing and advertising are an important way for any business to reach new clients, and with a limited marketing budget it can be a struggle for a small business to reach its target audience. Advertising can be expensive; and even with the many forms of free marketing available on the Internet (social networking websites, blogs, company websites), it is still difficult to reach a target audience without investing in other forms of marketing such as television and print.  Many small business owners also lack the knowledge or skill to manage online technology, and do not have the resources to hire web professionals to maintain a company website, social marketing, and search engine optimization (SEO).

Access to New Technology

When new technology is introduced, it can be expensive to implement. A small business may not have the financial or technological resources to take advantage of new technology that a larger company may have, and this puts the small business at a distinct disadvantage in the marketplace.

Sanz Solutions Shared Services Centers

Sanz Solutions will establish shared service centers that provides a multitude of programs including communications, marketing, public relations, administrative, accounting, financial, tax, information technology, human resources, and legal services to assist small companies in the janitorial, construction, cleaning, lawn care and maintenance industries better service their clients.  By pooling resources, these small companies are able to access a wealth of features and savings that would otherwise be cost prohibitive.

Consistent High Quality Customer Service

At the heart of Sanz Solutions is the belief that by combining resources, small businesses will be able to provide consistent, and excellent customer service.  To this goal, the Customer Service departments will offer a variety of solutions, including appointment scheduling, customer relations, customer follow up and standardized retention policies.  By utilizing a central customer service department, companies can eliminate redundant activities and improve efficiency, services and overall customer satisfaction.  Employees will receive high level training and ongoing training to ensure the goal of exceeding customer expectations.

Human Resources Division

Sanz Solutions Human Resources Division provides customers a full range of HR services including employee labor relations, equal employment opportunity services, payroll, benefits administration, employee relations, employee records management, recruitment, screening, classification services, reporting, strategic planning, workforce planning, and personnel transactions.

Financial Management

Sanz Solutions financial department provides assistance with accounting services, audits, developing budgets, managing funds, federal and state taxes, accounts receivable and accounts payable.  Services also include payment processing solutions to include credit card processing, online payment systems, automatic and recurring billing.

Advertising & Marketing

The Advertising and Marketing department offers a multitude of services to small businesses and provides professionally developed marketing campaigns specifically designed to capture targeted markets.  This division provides support for brand awareness and recognition, business identity packaging, marketing campaign tracking, online marketing and social media branding, and inclusion into joint marketing programs.

Legal Review

The legal department offers services for drafting proposals and contracts, as well as guidance and review of agreements, contracts, federal regulations, directives and legislation.

Sanz Solutions is a business model that allows small businesses to leverage resources across the entire organization and provide services to multiple business units resulting in lower costs. Sanz Solutions is built to be internally focused on providing services to small businesses with the goal of high quality, critical services that directly support customer satisfaction and company growth.

Sanz Solutions provides multifunction shared service centers offering services and solutions specifically developed and tailored for small businesses in the lawn care, maintenance, janitorial and cleaning industries.  Services offered to clients include Customer Service and Relations, Human Resources, Payroll, Accounting, Accounts Receivable, Advertising and Marketing, and Legal Review.

Recent Developments

On March 14, 2017, Sanz has been qualified for Regulation A+ by US Securities Exchange and Commission (SEC) pursuant to Title 17 of the Code of Federal Regulations, chapter 2, part 230.

Results of Operations

The following table summarizes the results of our operations for the six months ended December 31, 2016.

For the Six Months Ended December 31, 2016

Operating expenses:
General and administrative	$8,001
Total operating expenses	8,001

Net loss	$(8,001)

Basic and diluted loss per common share	$(0.00)

Basic and diluted weighted average common shares outstanding	45,000,000

We did not generate any revenue. For the period ended December 31, 2016, our expenses were $8,001. As a result, we have reported a net loss of $16,181 for the period ended December 31, 2016.

Liquidity and Capital Resources

As of December 31, 2016, we had $421 in current assets and $12,003 current liabilities at December 31, 2016.

The Company must raise additional equity or debt financing. However, no assurances can be made that the Company will be successful obtaining additional equity or debt financing, or that ultimately the Company will achieve profitable operations and positive cash flow. These financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts, or amounts and classification of liabilities that might result from this uncertainty.

Since inception, our principal sources of operating funds have been proceeds from debt and equity financing including the sale of Common Stock to initial investors known to management and principal shareholders of the Company. We do not expect that our current cash on hand will fund our existing operations. We will need to raise additional capital in order execute our business plan and growth goals for at least the next twelvemonth period thereafter. If the Company is unable to raise sufficient additional funds, it will have to execute a slower than planned growth path, reduce overhead and scale back its business plan until sufficient additional capital is raised to support further operational expansion and growth. There can be no assurance that such a plan will be successful.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

Critical Accounting Policies

We have identified the policies outlined below as critical to our business operations and an understanding of our results of operations.  The list is not intended to be a comprehensive list of all of our accounting policies.  In many cases, the accounting treatment of a particular transaction is specifically dictated by accounting principles generally accepted in the United States, with no need for management's judgment in their application.  The impact and any associated risks related to these policies on our business operations is discussed throughout management's Discussion and Analysis or Plan of Operation where such policies affect our reported and expected financial results.  Note that our preparation of the financial statements requires us to make estimates and assumptions that affect the reported amount of assets and liabilities, disclosure of contingent assets and liabilities at the date of our financial statements, and the reported amounts of revenue and expenses during the reporting period.  There can be no assurance that actual results will not differ from those estimates.

Item 2. Other Information

None.

Item 3. Financial Statements

SANZ SOLUTIONS, INC.

BALANCE SHEETS

December 31, 2016

(UNAUDITED)

	December 31, 2016	June 30, 2016

ASSETS

Cash	$421	$2,420
Total assets	$421	$2,420

LIABILITIES AND STOCKHOLDERS' DEFICIT

Current liabilities
Accounts Payable	$0	$2,900
Due to related party	$12,003	$3,100
Total current liabilities	12,003	6,000

Stockholders' deficit
Common stock, $0.0001 par value; 100,000,000 shares authorized; 45,000,000 shares issued and outstanding	4,500	4,500
Additional paid in capital	100	100
Accumulated deficit	(16,181)	(8,180)
Total stockholders' deficit	(11,581)	(3,580)

Total liabilities and stockholders' deficit	$421	$2,420

See accompanying notes to financial statements.

Sanz Solutions, Inc.

Statement of Operations

(UNAUDITED)

	For the Six Months Ended December 31, 2016	From Inception on November 9, 2015 to December 31, 2015

Operating expenses:
General and administrative	$8,001	5,100
Total operating expenses	8,001	5,100

Net loss	$(8,001)	$(5,100)

Basic and diluted loss per common share	$(0.00)	$(0.00)

Basic and diluted weighted average common shares outstanding	45,000,000	45,000,000

See accompanying notes to financial statements.

Sanz Solutions, Inc.

Statement of Cash Flows

(UNAUDITED)

	For the Six Months Ended December 31, 2016	From Inception on November 9, 2015 to December 31, 2015

Cash flows from operating activities
Net loss	$(8,001)	$(5,100)
Adjustment to reconcile net loss to net cash used in operating activities:
Stock compensation expense	-	1,500
Expenses paid directly by related party	7,403	1,100
Change in operating assets and liabilities:
Accounts payable	(2,900)	2,500
Net cash used in operating activities	(3,499)	-

Cash flows from financing activities
Proceeds from sales of common stock	-	3,000
Cash contribution from related party	-	100
Related party loan	1,500	2,000
Net cash provided by financing activities	1,500	5,100

Net change in cash	(1,999)	5,100
Cash, beginning of period	2,420	0
Cash, end of period	$421	$5,100

Supplemental cash flow information
Cash paid for interest	$-	$-
Cash paid for income taxes	$-	$-

See accompanying notes to financial statements.

Sanz Solutions, Inc.

Notes to Financial Statements

December 31, 2016

(UNAUDITED)

Note 1 - Nature of Business

Sanz Solutions Inc., a Florida base service and transportation company serving both residential and commercial customers. The company services will include janitorial, construction clean up, lawn care, house cleaning, sandblasting and transportation. The operations support center, will be headquartered in Miami Lakes, Florida, to include company-wide administrative functions. We plan to expand our operations center to include communications, marketing, government and public relations, administrative, accounting, financial, tax, certain information technology, human resources and legal services for our businesses.

Industry and Competition

We will compete in residential and commercial services industries, focusing on lawn care, janitorial, construction clean up, house cleaning, sandblasting and transportation. Sanz Solutions competes with many other companies in the sale of its services and products. The principal methods of competition in Sanz Solutions' businesses include quality and speed of service, name recognition and reputation, pricing and promotions, customer satisfaction, brand awareness, professional sales forces and referrals. We will target market segments that meet our criteria for size, growth and profit potential. While we may compete with a broad range of competitors in each segment, we do believe that a few of our competitors provided all of the services we provide in many of the market segments we will serve.

Lawn care

According to Dun and Bradstreet in 2010, 92,325 establishments in the lawn and garden services industry brought in revenues of $23.98 billion. Companies with fewer than 100 employees accounted for 99 percent of employees and 80 percent of revenues. Thus, the lawn and garden services industry includes thousands of small, privately owned firms. Most firms (80 percent) have four or fewer employees.

Home cleaning services

Competition in the market segment for home cleaning services comes mainly from local, independently owned firms, from homeowners and tenants who clean their own homes and from a few national companies such as The Maids International, Inc., Molly Maid, Inc. and The Cleaning Authority, LLC.

Sanz Solution provides consolation within fragmented segment specializing in janitorial, construction cleaning up, lawn care, house cleaning, sandblasting and transportation, the company is able to offer share services and leverage other business services to reduce operation cost and increase profits.

The Company has elected a fiscal year end of June 30. The company was incorporated in the state of Florida on November 12th, 2015

Sanz Solutions, Inc.

Notes to Financial Statements

December 31, 2016

(UNAUDITED)

Note 2 - Significant Accounting Policies

Basis of presentation

This summary of significant accounting policies is presented to assist in understanding the Company's financial statements. These accounting policies conform to accounting principles, generally accepted in the United States of America, and have been consistently applied in the preparation of the financial statements.

Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period.  Actual results could differ from those estimates.

Fair Value Measurements

The Company adopted the provisions of ASC Topic 820, "Fair Value Measurements and Disclosures", which defines fair value as used in numerous accounting pronouncements, establishes a framework for measuring fair value and expands disclosure of fair value measurements.

The estimated fair value of certain financial instruments, including cash and cash equivalents, payables to related parties, and accounts payable and accrued expenses are carried at historical cost basis, which approximates their fair values because of the short-term nature of these instruments.

ASC 820 defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.  ASC 820 also establishes a fair value hierarchy, which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. ASC 820 describes three levels of inputs that be used to measure fair value:

Level 1 - quoted prices in active markets for identical assets or

Level 2 - quoted prices for similar assets and liabilities in active markets or inputs that are observable

Level 3 - inputs that are unobservable (for example cash flow modeling inputs based on assumptions)

The Company's financial liabilities are measured at fair value and include its notes payable.  These liabilities are subject to the measurement and disclosure requirements of ASC 820 and are considered to be Level 3 inputs.

Related Parties

The Company follows ASC 850, Related Party Disclosures, for the identification of related parties and disclosure of related party transactions.

Cash

For the Statements of Cash Flows, all highly liquid investments with maturity of three months or less are considered to be cash equivalents.  There were no cash equivalents as of December 31, 2016.

Sanz Solutions, Inc.

Notes to Financial Statements

December 31, 2016

(UNAUDITED)

Note 2 - Significant Accounting Policies (continued)

Earnings Per Share Information

FASB ASC 260, "Earnings Per Share" provides for calculation of "basic" and "diluted" earnings per share.  Basic earnings per share includes no dilution and is computed by dividing net income (loss) available to common shareholders by the weighted average common shares outstanding for the period.  Diluted earnings per share reflect the potential dilution of securities that could share in the earnings of an entity similar to fully diluted earnings per share.  Basic and diluted loss per share were the same, at the reporting dates, as there were no common stock equivalents outstanding.

Going concern

The Company's financial statements are prepared in accordance with generally accepted accounting principles applicable to a going concern.  This contemplates the realization of assets and the liquidation of liabilities in the normal course of business. For the six months ended December 31, 2016, the company has a net loss of $8,001 and accumulated deficit of $16,181. As of the date of this report, the Company has limited cash and no material assets, nor does it have operations or a source of revenue sufficient to cover its operation costs and allow it to continue as a going concern. These conditions raise substantial doubt about the Company's ability to continue as a going concern. The Company will be dependent upon the raising of additional capital through placement of our common stock in order to implement its business plan, or merge with an operating company.  There can be no assurance that the Company will be successful in either situation in order to continue as a going concern.  The officers and directors have committed to advancing certain operating costs of the Company.

Recent Accounting Pronouncements

In June 2014, the FASB issued ASU 2014-10, Development Stage Entities (Topic 915): Elimination of Certain Financial Reporting Requirements. ASU 2014-10 eliminates the distinction of a development stage entity and certain related disclosure requirements, including the elimination of inception-to-date information on the statements of operations, cash flows and stockholders' equity. The amendments in ASU 2014-10 will be effective prospectively for annual reporting periods beginning after December 15, 2014, and interim periods within those annual periods, however early adoption is permitted. The Company adopted ASU 2014-10, thereby no longer presenting or disclosing any information required by Topic 915.

In August 2014, the FASB issued ASU No. 2014-15, "Presentation of Financial Statements - Going Concern (Subtopic 205-40): Disclosure of Uncertainties about an Entity's Ability to Continue as a Going Concern." ASU 2014-15 provides guidance about management's responsibility to evaluate whether there is substantial doubt about an entity's ability to continue as a going concern and sets rules for how this information should be disclosed in the financial statements. ASU 2014-15 is effective for annual periods ending after December 15, 2016 and interim periods thereafter. Early adoption is permitted. We are currently evaluating any impact the adoption of ASU 2014-15 might have on our consolidated financial statements.

The Company reviewed all recent accounting pronouncements issued by the FASB (including its Emerging Issues Task Force), the AICPA, and the SEC and they did not or are not believed by management to have a material impact on the Company's present or future financial statements.

Sanz Solutions, Inc.

Notes to Financial Statements

December 31, 2016

(UNAUDITED)

Note 3 - Stockholders' Deficit

Common stock

The authorized common stock of the Company consists of 100,000,000 shares with a $0.0001 par value.

On November 9, 2015, the Company's 3 officers and directors purchased 30,000,000 shares of common stock of the Company for $3,000. The Company also issued 15,000,000 shares of common stock at fair value of $1,500 as compensation to the board of directors for the period ended June 30, 2016.

There were 45,000,000 common shares issued and outstanding as of December 31, 2016.

Preferred Stock

The Company has not authorized preferred stock as of December 31, 2016.

Note 4 - Income Taxes

The Company accounts for income taxes under the asset and liability method, where deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statements carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized. At June 30, 2016, there were no uncertain tax positions that require accrual.

Note 5 - Related Party Transactions

On November 9, 2015, the Company's founders, purchased 30,000,000 shares of common stock of the Company for $3,000. The Company also issued 15,000,000 shares of common stock at fair value of $1,500 as compensation to the board of directors for the period ended June 30, 2016

As of December 31, 2016, the Company owed advances of $11,003, to Miguel Dotres one of the officers of the Company. $2,500 was provided as a cash advance, and the remaining $8,503 for expenses, paid for on behalf of the Company. These advances carry no interest and are due on demand.

As of December 31, 2016, the Company owed cash advances of $1,000, to Juan Usatorres one of the officers of the Company.  These advances carry no interest and are due on demand.

Sanz Solutions, Inc.

Notes to Financial Statements

December 31, 2016

(UNAUDITED)

Note 6—Subsequent Events

On March 20, 2017, the Company issued a promissory note to Miguel Dotres for $9,022.50 for part of its payable due to Mr. Dotres.  The note is due on or before March 20, 2018 and accrues interest at 8%.

On March 20, 2017, the Company issued a promissory note to Juan Usatorres for $500 for part of its payable due to Mr. Usatorres.  The note is due on or before March 20, 2018 and accrues interest at 8%.

The Company has evaluated subsequent events from the balance sheet through April 4, 2017, which is through the date of this filing, and determined there are no other events to disclose.

Item 4. EXHIBITS

Index to Exhibits

Exhibit No.	Exhibit Description

2	Articles of Incorporation & Bylaws
a)	Articles of Incorporation filed with the Securities and Exchange Commission on March 9, 2017
b)	Bylaws adopted on November 9, 2015 as amended filed with the Securities and Exchange Commission on March 9, 2017
4.1	Subscription Agreement filed with the Securities and Exchange Commission on March 9, 2017
11	Consent of Independent Auditor
12.1	Opinion of EAD Law Group, LLC filed with the Securities and Exchange Commission on March 9, 2017
15	Testing the Waters Announcement filed with the Securities and Exchange Commission on March 9, 2017

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sanz Solutions Inc.

By:     /s/ Juan Usatorres

Title: President, Director

Date: April 5, 2017

Pursuant to the requirements of Regulation A, this report has been signed below by the following persons on behalf of the issuer and in the capacities and on the dates indicated.

By:     /s/ Juan Usatorres

Title: President, Director

By:     /s/ Miguel Dotres

Title: Vice President, Director